Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three and Nine Months Ended September 30, 2010

The following management’s discussion and analysis (MD&A) of Millar Western’s financial condition and results of operations is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company's financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. The information in this MD&A is as of November 2, 2010, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three and nine months ended September 30, 2010, and comparable periods.

	Three months ended			Nine months ended
	Sep. 30/10	Jun. 30/10	Sep. 30/09	Sep. 30/10	Sep. 30/09
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Statements of earnings data:
Revenue	$83.0	$75.7	$77.7	$223.4	$190.3
Cost of products sold	52.7	45.0	51.2	139.6	148.0
Freight and other distribution costs	14.0	11.4	16.2	36.5	42.2
Depreciation and amortization	2.8	2.7	5.1	8.3	16.0
General and administration	2.8	3.2	3.1	8.9	9.0
Profit Sharing	0.4	1.0	-	1.4	-
Operating earnings (loss)	$10.4	$12.2	$2.2	$28.7	$(24.8)
Financing expenses - net	(4.3)	(4.4)	(4.5)	(13.1)	(13.8)
Unrealized exchange gain (loss) on long-term debt	6.8	(9.3)	17.5	4.2	28.0
Other income (expense)	(2.8)	6.3	(1.7)	(3.1)	(3.2)
Earnings (loss) before income taxes	$10.0	$4.8	$13.6	$16.7	$(13.9)
Income tax recovery (expense)	(1.7)	(2.3)	(1.2)	(3.7)	6.8
Net earnings (loss)	$8.4	$2.5	$12.4	$13.0	$(7.1)

Other data:
Average exchange rate (US$/C$1.00)[1]	0.962	0.974	0.910	0.966	0.854
Period end exchange rate (US$/C$1.00)	0.972	0.939	0.934	0.972	0.934

The Company recorded solid earnings again this quarter, as pulp and lumber continued to benefit from fair market conditions. With the world’s economies showing little sign of sustained recovery, however, both segments ended the quarter facing weakening demand and pricing, as lumber markets entered their seasonal slow-down and pulp markets began a long-anticipated reversal.

The third quarter’s positive results reflected continued high production volumes, climbing shipments and reduced inventories. Revenue of $83.0 million compared favourably to both the previous period and the third quarter of last year. In the year to date, revenue of $223.4 million was up $33 million over 2009, a reflection of the much stronger lumber pricing seen earlier this year.

Cost of products sold increased compared to the previous quarter, due largely to higher shipments and the annual maintenance shutdown at the pulp mill. Year-over-year cost improvements for both the three- and nine-month periods were indicative of effective cost management and productivity improvements at all operations. The increase in freight costs compared to the previous period reflected rising shipments, as per-unit costs remained consistent.

Operating earnings of $10.4 million for the quarter compared favourably to the same period last year and were similar to the previous quarter. At $28.7 million, year-to-date operating earnings were dramatically improved over the $24.8 million loss recorded in 2009, when the Company had implemented mill curtailments, layoffs and inventory write-downs in response to the global economic crisis.

A strengthening Canadian dollar brought little change in financing expenses associated with the Company’s U.S.-dollar-denominated long-term debt during the quarter, but did result in a $6.8 million unrealized exchange gain on the value of that debt, comparing favourably with the $9.3 million unrealized loss seen in the previous quarter. Despite a high-level of exchange-rate volatility during the first nine months, there was little change in value of the long-term debt, with the year-to-date unrealized exchange gain of $4.2 million contrasting sharply with the $28.0 million unrealized gain recorded at this time last year.

The Company recorded other expense of $2.8 million in the third quarter, largely on unrealized losses associated with derivative contracts. This compared unfavourably to the second quarter, in which the Company recorded other income of $6.3 million, reflecting the benefits of currency effects on working capital balances and unrealized gains from derivative contracts.

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(1)       Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period-end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

After a $1.7 million provision for income tax in the quarter, the Company recorded net income of $8.4 million, up $5.9 million over the previous quarter. Year-to-date net income was $13.0 million, a large improvement over the $7.1 million loss recorded in the same period last year.

Lumber

	Three months ended			Nine months ended
	Sep. 30/10	Jun. 30/10	Sep. 30/09	Sep. 30/10	Sep. 30/09

Production-SPF-mmfbm	106.1	106.9	75.7	317.0	229.3
Shipments -SPF-mmfbm	116.8	111.4	96.0	318.2	273.1
Benchmark price -SPF#2&Better-US$ per mfbm	$223	$262	$191	$251	$171

Sales - millions	$32.8	$37.4	$26.6	$94.1	$66.5
EBITDA[2] -millions	$5.3	$8.4	$0.4	$16.5	$(11.6)
EBITDA margin - %	16%	22%	1%	18%	-17%

Operating earnings (loss) - millions	$4.3	$7.4	$(1.9)	$13.6	$(18.8)
Capital expenditures - millions	$7.4	$2.8	$0.1	$11.1	$0.3

The market volatility seen in the second quarter of this year gave way to greater stability in lumber demand, supply and pricing in the third. While stagnant U.S. and Canadian housing markets provided little impetus for lumber price improvement, growing demand from China supported a new price floor well above levels established the year before. With little near-term change expected in these conditions, the market appeared to have found price stability at current levels, even as the seasonal low point in domestic demand neared.

During the quarter, benchmark pricing fell by US$39 per thousand board feet (mfbm), or 15%, from the previous quarter, offset in part by a decline in relative value of the Canadian dollar. The Company’s mill net realizations followed suit, falling 16% compared to the very strong mill nets recorded in the second quarter, which had benefited from a favourable hedging position. Year to date, the benchmark lumber price climbed US$80 per mfbm, or 47%, over the first nine months of 2009. With a much stronger Canadian dollar offsetting much of that gain, however, the Company’s mill net realizations were up only $52 per mfbm, or 22%, compared to the same period last year.

At $32.8 million, revenue decreased $4.6 million from the previous quarter, as lower pricing offset marginally improved shipments. Compared to the same period last year, however, this quarter’s revenue represented a significant improvement. Year-to-date revenue of $94.1 million showed a 40% improvement over the first nine months of 2009, benefiting from much stronger shipments and pricing.

Lumber cost of products sold declined compared with the prior quarter, though production was essentially unchanged at 106.1 million board feet, as the segment benefited from a $1.8 million reversal of inventory write-downs taken in previous quarters. Taking this adjustment into account, per-unit cost of products sold was consistent with both the previous quarter and year-to-date figures. Year-over-year comparisons continued to show improvement, due to cost management activities and productivity improvements at all facilities and associated woodlands operations.

The lumber segment posted third-quarter EBITDA of $5.3 million and recorded an operating profit of $4.3 million for the quarter and of $13.6 million for the year to date. This compared very favourably with the same periods last year, which had been negatively affected by operating curtailments, lay-offs and associated inventory write-downs and severance charges.

Capital expenditures of $7.4 million in the period included $7.0 million for reconstruction of the Fox Creek sawmill. Year-to-date capital expenditures of $12.6 million included $8.7 million for the Fox Creek rebuild and $3.9 million in maintenance-of-business investments.

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(2)      Non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

Pulp

	Three months ended			Nine months ended
	Sep. 30/10	Jun. 30/10	Sep. 30/09	Sep. 30/10	Sep. 30/09

Production-thousands of tonnes	78.0	76.8	81.2	221.6	206.9
Shipments -thousands of tonnes	80.5	60.2	92.5	206.1	225.9
Benchmark price -NBSK, US$ per tonne	$1,000	$993	$733	$958	$640
Benchmark price -BEK, US$ per tonne	$887	$883	$563	$843	$518

Sales - millions	$50.2	$38.1	$51.1	$129.1	$123.6
EBITDA - millions	$11.0	$10.8	$10.0	$30.5	$11.6
EBITDA margin - %	22%	28%	19%	24%	9%

Operating earnings (loss) - millions	$9.3	$9.0	$7.5	$25.3	$3.9
Capital expenditures - millions	$1.0	$0.3	$0.0	$1.4	$0.5

The unusually strong run in pulp markets, which had been extended by February’s earthquake in Chile, began to falter in the third quarter as a buyers’ strike in China slowed demand. Prices declined through the period from second-quarter highs, but were expected to level off in the fourth quarter of this year in response to anticipated recovery in Chinese demand.

Benchmark pricing was little changed from the second quarter and up significantly from the same period last year, though widely applied customer discounts reduced sales realizations. The Company’s pulp-segment mill nets for the quarter, accordingly, declined slightly from the previous period. Year-over-year mill-net comparisons were highly favourable, despite the impact of a rising Canadian dollar, which undercut much of the improvement in benchmark pricing.

Pulp segment revenue was $50.2 million, up $12.1 million over the second quarter on shipments that rose significantly as backlogs arising from the logistical and operating challenges experienced early in the year were addressed.

Pulp cost of products sold increased over the previous quarter on higher freight expenses and costs associated with the annual maintenance shutdown, which began in the last days of the third quarter and carried on into the first days of the fourth. The low power prices seen during the period helped with pulp costs, though they also reduced power management opportunities and corresponding contributions.

The pulp segment posted third-quarter EBITDA of $11 million, consistent both with the previous quarter and with the same period last year. Operating earnings of $9.3 million for the quarter and $25.3 million year to date compared very favourably to the same periods last year which, as in the lumber segment, were negatively affected by operating curtailments, lay-offs and associated inventory write-downs and severance charges.

Third-quarter capital expenditures of $1 million were primarily for process modifications made to prevent a recurrence of the weather-related operational issues that arose last winter. It is expected that additional capital of $0.5 to $0.7 million will be expended in the final quarter to finish this work.

Corporate and Other

	Three months ended			Nine months ended
	Sep. 30/10	Jun. 30/10	Sep. 30/09	Sep. 30/10	Sep. 30/09
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1	$0.2	$0.2
EBITDA	$(3.1)	$(4.2)	$(3.0)	$(10.1)	$(8.9)
Operating loss	$(3.1)	$(4.2)	$(3.4)	$(10.1)	$(10.0)
Capital expenditures	$0.0	$0.1	$0.0	$0.1	$0.1

Corporate and other activities realized a quarterly operating loss of $3.1 million and a $10.1 million loss in the year to date, consistent with comparable periods excepting the previous quarter, which had included a $1 million provision for profit-sharing. A very modest addition to this provision was made in the current quarter, but actual payments under the profit-sharing program will be dependent upon the Company’s financial performance through the end of the year.

Income Taxes

Operating results for the quarter were subject to income taxes at a statutory rate of 26.5% . The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt and the effect of reductions in future tax rates.

Liquidity and Capital Resources

	Three months ended			Nine months ended
	Sep. 30/10	Jun. 30/10	Sep. 30/09	Sep. 30/10	Sep. 30/09
	(in millions of Canadian dollars)			(in millions of Canadian dollars)

Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$5.9	$14.6	$(1.3)	$23.0	$(23.0)
Change in non-cash working capital	4.7	5.7	21.7	(8.7)	10.6

Investing activities:
Additions to property plant and equipment	(8.5)	(3.2)	(0.2)	(12.6)	(0.8)
Changes in working capital for investing activities	2.3	0.0	0.0	2.3	0.0
Other	(0.0)	0.1	0.0	0.3	(0.9)

Financing activities:
Repayment of long-term debt	(0.2)	(0.2)	(0.2)	(0.6)	(0.5)

Increase (decrease) in cash	$4.2	$17.0	$20.1	$3.6	$11.3

Opening Cash	$60.6	$43.6	$37.6	$61.2	$46.4
Closing Cash	$64.8	$60.6	$57.7	$64.8	$57.7

Cash at the end of the quarter was $64.8 million, up from the $57.7 million held at the same time last year, and consistent with the $60.6 million held at the beginning of the quarter. Operations generated $5.9 million in cash, down from the $14.6 million recorded in the previous quarter but up significantly from the same period last year, in which $1.3 million in cash was drawn under weaker market conditions.

Working capital is generally a source of cash during the third quarter, as harvesting and deliveries decline during the summer months, resulting in a drawing down of log inventories. This year, the draw-down was less significant, as weather-related harvesting delays more than offset reductions in finished pulp and lumber inventories. Working-capital cash use reflected increases in accounts receivable resulting from stronger sales volumes and pricing. These were almost entirely offset by increases in accounts payable, arising largely from the timing of payments associated with the capital project at Fox Creek.

At $8.5 million, capital expenditures in the quarter were much higher than in comparable periods, reflecting the impact of the Fox Creek sawmill reconstruction. Year-to-date capital expenditures of $12.6 million include $8.7 million associated with the Fox Creek project.

In addition to cash on hand, $50.0 million was available under the Company’s revolving credit facility, of which $3.6 million was committed for standby letters of credit.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.